Filed by Cheche Group Inc. and Cheche Technology Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 funder the Securities Exchange Act of 1934, as amended

Subject Company: Prime Impact Acquisition I

Commission File No.: 001-39501

Date: June 5, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2023

PRIME IMPACT ACQUISITION I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39501	98-1554335
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

123 E San Carlos Street, Suite 12

San Jose, California 95112

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 825-6965

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Warrant to acquire one Class A Ordinary Share	PIAI.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PIAI	The New York Stock Exchange
Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	PIAI.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced, on January 29, 2023, Prime Impact Acquisition I, a Cayman Islands exempted company (“SPAC”), Cheche Group Inc., a Cayman Islands exempted company (“Holdings”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of Holdings (“Merger Sub”), and Cheche Technology, Inc., a Cayman Islands exempted company (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the closing date of the transactions contemplated by the Business Combination Agreement (the “Closing Date”), SPAC will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) on the Closing Date, following the Initial Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is an updated investor presentation relating to the transactions contemplated by the Business Combination Agreement.

Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward Looking Statements

The investor presentation referred to herein includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the combined entity (the “Combined Company”) pursuant to the transactions contemplated by the Business Combination Agreement (the “Proposed Transaction”), the Company’s ability to scale and grow its business, the advantages and expected growth of the Combined Company, the Combined Company’s ability to source and retain talent, the cash position of the Combined Company following closing of the Proposed Transaction, the SPAC’s and the Company’s ability to consummate the Proposed Transaction, and expectations related to the terms and timing of the Proposed Transaction, as applicable. These statements are based on various assumptions, whether or not identified in the investor presentation referred to herein, and on the current expectations of the SPAC’s and the Company’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in the investor presentation referred to herein, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement relating to the Proposed Transaction, which is expected to be filed by the Combined Company with the Securities and Exchange Commission (the “SEC”) and other documents filed by the Combined Company or the SPAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither the SPAC nor the Company can assure you that the forward-looking statements in the investor presentation referred to herein will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Proposed Transaction due to the failure to obtain approval from the SPAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Proposed Transaction, the amount of redemption requests made by the SPAC’s public shareholders, costs related to the Proposed Transaction, the impact of the global COVID-19 pandemic, the risk that the Proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Proposed Transaction, the outcome of any potential litigation, government or regulatory proceedings, and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement to be filed by the Combined Company with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2022 of the SPAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in the investor presentation referred to herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in the investor presentation referred to herein represent the views of the SPAC and the Company as of the date of the investor presentation. Subsequent events and developments may cause those views to change. However, while the SPAC and the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of the SPAC or the Company as of any date subsequent to the date of the investor presentation referred to herein. Except as may be required by law, neither the SPAC nor the Company undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the Proposed Transaction, the SPAC and the Company intend to cause a registration statement on Form F-4 to be filed with the SEC, which will include a proxy statement to be distributed to the SPAC’s shareholders in connection with the SPAC’s solicitation for proxies for the vote by the SPAC’s shareholders in connection with the Proposed Transaction and other matters as described in the registration statement, as well as a prospectus relating to the Company’s securities to be issued in connection with the Proposed Transaction. The SPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Proposed Transaction, because these documents will contain important information about the SPAC, the Company and the Proposed Transaction. After the registration statement is filed and declared effective, the SPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Proposed Transaction. Shareholders may also obtain a copy of the preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, as well as other documents filed with the SEC regarding the Proposed Transaction and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

The SPAC, the Company and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the SPAC’s shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the SPAC’s shareholders in connection with the Proposed Transaction will be set forth in the proxy statement/prospectus included in the registration statement to be filed with the SEC in connection with the Proposed Transaction. You can find more information about the SPAC’s directors and executive officers in the SPAC’s final prospectus related to its initial public offering dated September 9, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

The investor presentation referred to herein is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of the SPAC, the Company or the Combined Company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Exhibit

99.1	Investor Presentation, dated June 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIME IMPACT ACQUISITION I

Date: June 5, 2023	By:	/s/ Mark Long
	Name:	Mark Long
	Title:	Co-Chief Executive Officer

Exhibit 99.1 INVESTOR PRESENTATION JUNE 2023

DISCLAIMER About this Presentation By attending the meeting where this presentation is made, or by reading the presentation materials, you agree to be bound by the following limitations: The information in this presentation has been prepared by representatives of Cheche Technology Inc. (the “Company” or “Cheche”) for use in presentations by the Company at investor meetings for information purposes in connection with a proposed business combination (the “Transaction”) between the Company and Prime Impact Acquisition I (“Prime Impact”) and for no other purposes. No part of this presentation should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Transaction, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prime Impact, the Company or the combined company, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. No Representations or Warranties No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information, or opinions contained herein. Neither the Company, Prime Impact, nor any of their respective directors, officers, partners, employees, affiliates, agents, advisors or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation. The information set out herein has not been independently verified and may be subject to updating, completion, revision and amendment and such information may change materially. This presentation is based on the economic, regulatory, market and other conditions as in effect on the date hereof. It should be understood that subsequent developments may affect the information contained in this presentation, which neither the Company, Prime Impact, nor any of their respective directors, officers, partners, employees, affiliates, agents, advisors or representatives is under an obligation to update, revise or affirm. Cautionary Statement Regarding Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the combined company, the Company’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transaction, Prime Impact’s and the Company’s ability to consummate the proposed Transaction, and expectations related to the terms and timing of the Transaction, as applicable. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Prime Impact’s and the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Prime Impact and the Company believes that it has a reasonable basis for each forward-looking statement contained in this presentation, each of Prime Impact and the Company caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed Transaction, which is expected to be filed by the combined company with the SEC and other documents filed by the combined company, the Company or Prime Impact from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Prime Impact nor the Company can assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Transaction due to the failure to obtain approval from Prime Impact’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the Transaction, the amount of redemption requests made by Prime Impact’s public shareholders, costs related to the transaction, the impact of the global Covid-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement to be filed with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2021 of Prime Impact and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Prime Impact nor Company presently know or that Prime Impact and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this presentation represent the views of Prime Impact and the Company as of the date of this presentation. Subsequent events and developments may cause those views to change. However, while Prime Impact and the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Prime Impact or the Company as of any date subsequent to the date of this presentation. Except as may be required by law, neither Prime Impact nor the Company undertakes any duty to update these forward-looking statements. 2

DISCLAIMER (CONT’D) Financial Information; Use of Projections Unless otherwise specified, the financial information and data contained in this presentation is unaudited, is based on draft statutory accounts, does not conform to Regulation S-X, and is subject to Public Company Accounting Oversight Board audit, with respect to yearly data, and subject to auditor review, with respect to quarterly data. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC and the proxy statement/prospectus contained therein. You should review the Company’s audited financial statements, which will be included in the registration statement relating to the proposed Transaction. In addition, all of the Company’s historical financial information included herein is preliminary and subject to change. This presentation also contains certain financial forecasts of the Company. Neither the Company’s nor Prime Impact’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. These projections are included in order to induce any investors to invest in Cheche, Prime Impact or the combined company, or to induce any Prime Impact shareholders to vote in favor or against the Transaction. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of the Company’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of Cheche, Prime Impact or the combined company intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are no longer valid. Accordingly, they should not be viewed as guidance of any sort. Use of Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures that the Company’s management uses to evaluate its operations, measure its performance and make strategic decisions. EBITDA is a non-GAAP financial measure based upon adjusted net profit (loss), which is another non-GAAP financial metric that represents net profit (loss), adding back share-based compensation expenses, amortization of intangible assets related to acquisition, change in fair value of warrant, foreign exchange (gain)/loss and listing related professional expenses. Prime Impact and the Company believe that EBITDA provides useful information to investors and others in understanding and evaluating the Company’s operating results in the same manner as management of the Company. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with U.S. GAAP. Other companies may calculate these non-GAAP measures differently, and therefore such measures may not be directly comparable to similarly titled measures of other companies. Industry and Market Data This presentation also contains information, estimates and other statistical data derived from third-party sources. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and the third-party sources cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Neither Prime Impact nor the Company has independently verified such third-party information, and makes no representation, express or implied, as to the accuracy, completeness, timeliness, reliability or availability of, such third-party information. Prime Impact and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and the Company’s and Prime Impact’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Prime Impact, the Company and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It In connection with the proposed Transaction, Prime Impact and the Company intend to cause a registration statement on Form F-4 to be filed with the SEC, which will include a proxy statements to be distributed to Prime Impact’s shareholders in connection with Prime Impact’s solicitation for proxies for the vote by Prime Impact’s shareholders in connection with the proposed Transaction and other matters as described in the registration statement, as well as a prospectus relating to the Company’s securities to be issued in connection with the proposed Transaction. Prime Impact’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Prime Impact’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transaction, because these documents will contain important information about Prime Impact, the Company and the proposed Transaction. After the registration statement is filed and declared effective, Prime Impact will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the proposed Transaction. Shareholders may also obtain a copy of the preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov. Participants in the Solicitation Prime Impact, the Company and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Prime Impact’s shareholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Prime Impact’s shareholders in connection with the proposed Transaction will be set forth in Prime Impact’s proxy statement/prospectus to be filed with the SEC in connection with the Transaction. You can find more information about Prime Impact’s directors and executive officers in Prime Impact’s final prospectus related to its initial public offering dated September 9, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. 3

Our Mission We aspire to digitize and empower the insurance ecosystem to transform industry performance and consumer experience. Introduction Video 4

CHECHE AND PRIME IMPACT PRESENTERS

车车科技 CHECHE TECHNOLOGY

Prime Impact Capital



LEI ZHANG
Founder and CEO

- Former Cloud Power CEO
- DaTang Wealth VP
- Huawei Senior Tech Director



JIANXIANG ZHOU
CTO

- Former Cloud Power CTO, Potevio R&D Director, Tsinghua Tongfang Senior R&D Manager



TING LIN
CSO

- Former BlackRock Vice President, Bank of America Merrill Lynch Senior Manager, GEICO Senior Modelling Associate



MARK LONG
Founder, Co-CEO and CFO

- Former CFO and CSO of Western Digital
- Former Head of Strategic Development at HGST
- Experienced investment banker and corporate lawyer

5

BEST-IN-CLASS SPONSORSHIP OVERVIEW Prime Impact Acquisition I (NYSE: PIAI) executed its IPO on September 10, 2020, to acquire a company that can capitalize on the growth of the data-centric economy. Prime Impact seeks to enable its management partners to transform their platforms by capitalizing on technology disruptions, acquisition opportunities and accelerating growth in key emerging markets, particularly China, India and Southeast Asia. LEADING CAPABILITIES OF THE MANAGEMENT TEAM INVESTMENT THESIS – KEY CRITERIA FOR ATTRACTIVE TARGETS ✓ Growth-Focused: Can capitalize on growth of the data-centric economy in key emerging markets, particularly China, India and Southeast Asia ✓ Technology Capability: Can effect change using technology or stimulate Word-class Team Broad Network growth with technology adoption and innovation capabilities CXO-level operating capabilities developed at Extensive network with both public and private fortune 25 tech companies and extensive sector investors from a combined 95+ years of ✓ Management Team: Has a strong and adaptive management team that is experience driving successful transformations industry and deal experience capable of scaling to operate successfully on a global basis ✓ ESG: Has incorporated Economic, Social & Corporate Governance into its core values to ensure the organization is determined to do well financially as well as make a positive impact on society Global Deal Sourcing Differentiated Strategy ✓ Culture: Committed to a positive culture grounded in strong values, Proven deal sourcing capability and transaction Focusing on capitalization of powerful, long- including the importance of diversity and inclusion and serving the interests execution with deep roots in Silicon Valley, term, secular trends and technology disruption of a broader set of stakeholders India, China and Asia broadly across sectors 6

WHY CHECHE MARKET LEADER – Leading digital auto insurance distribution and services platform with (1) around 26% market share in China OPERATIONAL EXCELLENCE STRONG FINANCIAL PROFILE – Substantial top line growth with expanding margin underpinned by market leadership and unique SaaS offerings MARGIN STRONG REVENUE EXPANSION GROWTH HOW CHECHE CREATES VALUE DATA-DRIVEN TECHNOLOGY PLATFORM – Advanced technology infrastructure and THROUGH DATA comprehensive data insights enabling a full suite of differentiated, customized products LARGE MARKET OPPORTUNITY – Positioned to capture further momentum from EXPANDING, TECHNOLOGY DIFFERENTIATED continued growth and evolution of insurance digital transformation markets INNOVATION PRODUCT OFFERINGS VISIONARY MANAGEMENT TEAM – Proven industry leaders with long track record of driving innovation and managing sustainable growth including a focus on ESG Note: (1) In terms of total insurance premiums in 2021, based on market share of independent technology-empowered platforms for auto insurance transaction service in 2020 reported by iResearch 7

SIGNIFICANT MOMENTUM SINCE TRANSACTION ANNOUNCEMENT

Financial Update – Outperforming Projections

2022 REVENUE Update ($MM)



~8% Higher vs. Projected
$361MM
$388MM
2022E
2022A

Business Update – EV Insurance Solutions 2.0



新能源车险
行业交流会

- **On May 17, 2023**, Cheche and the Shanghai Insurance Exchange jointly hosted a **New Energy Auto Insurance Industry Summit** in Beijing
- **Over 40 industry experts and business leaders** participated from 8 insurance companies, including **PICC, Ping An, and China Pacific Insurance**, and 9 EV companies, including **Xpeng, NIO and AVATR**

Cheche announced its EV Insurance Solutions 2.0



EV Manufacturers
蔚来 NIO
理想 LI AUTO
华为 HUAWEI
阿维塔 AVATAR
小鹏 XPENG
集度 JIDU
Insurers
人保 PICC
中国太平 CHINA TAIPING
平安 PINGAN
中华保险 CHINA INSURANCE
太平洋保险 CPIC
阳光保险 Sunshine Insurance
中国人寿 CLIC
安盛天平 AXA
大地保险 CCIC

- ✓ Tech-enabled platform connecting blue-chip insurers and EV manufacturers
- ✓ Integrated, comprehensive EV insurance and claim management
- ✓ Seamless one-click transaction process

Note: Assumes an exchange rate of USD to RMB: 1 to 6.8972, being the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. 2022E revenue based on unaudited management's account of the Company. 2022A revenue based on audited financials of the Company

8

OUR NEW AUTO INSURANCE RISK MANAGEMENT PLATFORM – SKY DOME NEW PRODUCT DESIGNED TO ADDRESS INDUSTRY PAIN POINTS IN AUTO INSURANCE RISK AND FRAUD MANAGEMENT Data on premiums, loss ratio, claims frequency, avg. cost and the insurers’ locations Underwriting and Pricing Model ✓ Proprietary historical and comprehensive data for underwriting process ✓ Cutting-edge underwriting rules engine and risk/pricing analytics Claims Management Model ✓ Extensive database including claims frequency, loss ratios, driver, Profile, Risk Tags, Risk Score and Recommendations vehicle and location profile ✓ Ability to identify high-risk claims for further investigation Group Fraud Detection Model ✓ Big data and machine learning technologies providing risk score and recommendation ✓ Real-time fraudulent events monitoring when quoting EASY TO USE, EASY TO DEPLOY AND SCALABLE 9

COMPANY OVERVIEW

CHECHE AT A GLANCE

LARGEST
Independent Technology-Empowered Platform for Auto Insurance Transaction Services [1]

$388MM
2022A Revenue [2]

MASSIVE TAM
In Digital Transformation

UNIQUE SAAS PROPOSITION

~39MM
Vehicles Quoted

~940K Referral Partners and **~100** Insurers

~17%
2023E Revenue Growth [2]

NATIONWIDE
Coverage of 24 Provinces

MULTI-CHANNEL
Customer Acquisition / Services

~32MM
Policies Issued [3]

Note: All metrics are as of Q4 2022
1. In terms of total insurance premiums in 2021, based on market share of independent technology-empowered platforms for auto insurance transaction service in 2020 reported by iResearch
2. 2022A financials including revenue based on audited financials of the Company. 2023E financials including revenue based on unaudited management's account of the Company
3. Number of policies includes both mandatory and commercial policies which are issued separately

11

MASSIVE AUTO INSURANCE MARKET IN CHINA WITH ROBUST GROWTH PREMIUMS OF CHINA’S PROPERTY INSURANCE MARKET USD BN 248.2 217.7 190.1 173.0 169.2 104.3 84.5 64% $122BN 68.4 53.4 56.5 143.9 (1) 133.3 (1) 119.5 121.7 112.7 of P&C Premiums Auto Insurance Premiums 2020A 2021A 2022E 2023E 2024E Auto Insurance Non-Auto Insurance PREMIUMS OF INDEPENDENT TECHNOLOGY-EMPOWERED PLATFORMS FOR AUTO INSURANCE IN CHINA USD BN $52BN 320MM Premiums of Digital Auto 12.4 Cars in China in 2022 to Insurance Transactions with 9.4 7.0 reach 370MM in 2024 (1) 5.6 9.6 5.0 42% penetration rate 6.9 4.8 3.5 3.1 2.5 2.8 2.1 2.2 1.9 2020A 2021A 2022E 2023E 2024E Direct Online Sales Digital Transactions Empowering Distributions Channels Source: iResearch. Note: Assumes an exchange rate of USD to RMB: 1 to 6.8972, being the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board 1. 2022E 12

LEADING INTEGRATED INSURTECH PLATFORM


INTEGRATED TECH PLATFORM
60+ Carriers
人保
PICC
平安
PINGAN
众安
ZHONGAN
利宝
LIBERTY
MUTUAL-CHINA
Intermediaries
车保易
Easy-Insur
澎湃保
Digital Surge
"DEEP" TECH INTEGRATION WITH ECOSYSTEM
BIG DATA / AI ENABLED SAAS CAPABILITIES
DIGITIZED TRANSACTION PROCESSES
Referral Partners
Insurance Agents
Auto Services Professionals
Third Party Platforms
京东
JD
蔚来
NIO
比亚迪
BYD
理想
LI AUTO
滴滴
DIDI
中国石化
SINOPEC
Consumers
COMPREHENSIVE, INNOVATIVE PRODUCTS

13

CHECHE’S UNIQUE SOLUTIONS TO ADDRESS INDUSTRY PAIN POINTS INDUSTRY PAIN POINTS CHECHE SOLUTIONS Broadened customer outreach through various distribution channels/touchpoints • Inefficient pricing • Ineffective distribution management INSURERS • High combined ratios Improved underwriting and pricing capability to better identify customer risk profiles Enhanced digital capabilities for insurance intermediaries • Decreasing commissions • Loss of industry talents Differentiated auto insurance products driven by CHANNELS• High management costs innovative technologies 14

OUR PRODUCTS AND SERVICES DIGITAL INSURANCE INSURANCE INTERMEDIARY AI-DRIVEN DATA ANALYTICS 01 02 03 TRANSACTION PLATFORM SAAS PLATFORM SOLUTIONS INSURANCE EASY-INSUR MARKETPLACE ORGANIC TRAFFIC INSURANCE AUTO SERVICES AGENTS PROFESSIONALS 15

OUR PRODUCTS AND SERVICES - CONT. DIGITAL INSURANCE INSURANCE INTERMEDIARY AI-DRIVEN DATA ANALYTICS 01 02 03 TRANSACTION PLATFORM SAAS PLATFORM SOLUTIONS COMMISSION AND PRODUCT MANAGEMENT FINANCE/ACCOUNTING MANAGEMENT OPERATIONS MANAGEMENT ORGANIZATIONAL MANAGEMENT DATA PRIVACY/COMPLIANCE MANAGEMENT 31 CBIT Partnership/Insurance 4,400+ (1) Provinces Association Insurance Intermediaries Endorsements Note: (1) 31 provinces indicate regions in which our insurance intermediaries SaaS users are located 16

OUR PRODUCTS AND SERVICES - CONT. DIGITAL INSURANCE INSURANCE INTERMEDIARY AI-DRIVEN DATA ANALYTICS 01 02 03 TRANSACTION PLATFORM SAAS PLATFORM SOLUTIONS CROSS Intelligent Risk Control System - Underwriting Coefficient Monitoring DIMENSIONAL ANALYSIS VEHICLE PROFILE Integrated INTEGRATED UNDERWRITING Underwritin REPORTING g Reports DATA MINING Data analysis in process, pricing coefficient trends analyzed between October 2010 SMART PREDICTIVE through January 2021 ANALYTICS Improve Pricing Optimize Insurance Monitor Risk Capabilities Quotations Profiles 17

OUR UNIQUE VALUE PROPOSITION VALUE PROPOSITIONS TO INSURERS VALUE PROPOSITIONS TO AND INSURANCE INTERMEDIARIES CONSUMERS Broad consumer choice Customer acquisition at scale Highly integrated into Customer insights consumer touchpoints Digitalized operations Tailored recommendation CHECHE DATA-DRIVEN MODEL Customized pricing SaaS and tools Product innovation Consumer focused education

OUR DEVELOPMENT PATH OPEN SAAS PLATFORM EV INSURANCE SOLUTIONS DIGITIZED MGA MODEL • Integration of Cheche solutions into EV • Customer and operational management Enabling multiple parts of insurance value chain manufacturers’ sales process systems • Underwriting / Pricing Support • Financial management and reporting • Embedding Cheche auto insurance app into • DTC Product Innovation EV dashboards (branded or white-label) • Workflow automations • Claims / Services Management • Additional services based on data analytics CHECHE COMPREHENSIVE DIGITAL INSURANCE PLATFORM INVEST IN TECHNOLOGY EXPAND INTO NEW INSURANCE DEEPEN VERTICALS RELATIONSHIPS WITH PARTNERS BROADEN SAAS OFFERINGS AND DISRUPT VALUE CHAIN 19

INVESTMENT HIGHLIGHTS

INVESTMENT HIGHLIGHTS Leading Auto Insurance Technology Platform in China 1 2 Self-Reinforcing Network to Empower Digital Transformation of Insurance Intermediaries 3 Broad Client / Partner Base with Unique Product Offerings and Growth Potential 4 SaaS Provider with Comprehensive Coverage throughout Auto Insurance Value Chain 5 First-in-class Technology Infrastructure and In-depth Data Insights 6 Visionary Management Team with In-depth Industry Expertise 21

1 LEADING AUTO INSURANCE TECHNOLOGY PLATFORM

LARGEST

China digital auto insurance distribution and services platform with **25.8%** market share (1)

GLOBAL INSURTECH 100/ASIA INSURTECH TOP 3

Awarded by Fintech Global in 2020 and Asia Insurance Review in 2021 respectively

COMPREHENSIVE SAAS OFFERING

Full-stack, full-scope turnkey solutions

US 7BN Cumulative premiums

~39MM Vehicles
~940K Referral partners

~32MM Policies issued (3)

1,700+ Commission agreements with top insurer branches (2)

24 Provinces
~400 Service team members

110+ Branches countrywide

Source: iResearch
Note: (1) Market share by premium in 2021, (2) All cumulative numbers as of Q4 2022 (3) Number of policies includes both mandatory and commercial policies which are issued separately

22

2 SELF-REINFORCING NETWORK TO EMPOWER DIGITAL TRANSFORMATION OF INSURANCE ECOSYSTEM



INSURERS / INSURANCE INTERMEDIARIES
System Integration
Diversified Scenarios
车车科技
CHECHE TECHNOLOGY
Data Insights
Data Insights
SaaS Solutions
Technology Capabilities
Policies
Implementation
Data Insights
SaaS Solutions
Data Insights
Digital Channels
Service Channels
~39MM Vehicles
~940k Referral Partners
Diversified Customer Touch Points
Deep Strategic Ecosystem Partnerships
Strong Network Effects
Growing Customer Data Insights

23

3 BROAD CLIENT / PARTNER BASE WITH UNIQUE PRODUCT OFFERINGS AND GROWTH POTENTIAL

车车科技
CHECHE TECHNOLOGY

CONSUMERS

~39MM registered vehicles

车车车险

INSURERS

73+% of all P&C insurers

ALL top tier carriers

人保 PICC	平安 PINGAN
太平洋保险 CPIC	中国人寿 CLIC

....

THIRD PARTY PLATFORMS

京东 JD	蔚来 NIO	比亚迪 BYD
理想 LI AUTO	滴滴 DIDI	中国石化 SINOPEC

REFERRAL PARTNERS/INTERMEDIARIES

~940K agents / sales personnel

4,400+ intermediary SaaS users

车保易 Easy-Insur | 澎湃保 Digital Surge

UNLOCK SIGNIFICANT CROSS-SELLING POTENTIAL TO TAP INTO NON-AUTO AND LIFE INSURANCE SPACE

4 CASE STUDY: OUR SAAS SOLUTIONS FOR LEADING CHINESE INSURERS/EXCHANGE Driven by technology and massive industry datasets, Cheche Tech supports insurance partners in product innovation and digitization 阳光保险中国人寿理想上海保交所 Sunshine Insurance China Life LI AUTO SHIE 4 1 2 3 AI-Driven Data Analytics Development of China Life’s EV Insurance Solution Non-auto P&C Digital Insurance (1) Products with Sunshine Auto E-commerce Platform Partnership with Li Auto transaction Platform for Shanghai Insurance Insurance Exchange 1. Development project 25

4 CASE STUDY: OUR SAAS SOLUTION TO INSURANCE INTERMEDIARIES Technology License & Branches Revenue Model Touchpoints Traditional Agents Regional Licenses Offline B2C Commissions from Regional Branches few Carriers / Direct Platform National License B2B+B2C Top Commissions from Connections Nationwide Branches Online + Offline many Carriers Cheche accelerates adoption and enhances retention by delivering comprehensive solutions to distribution partners, including transaction / technology platform, licensing, preferred commissions, and back-office support for them to expand their businesses 26

IN-DEPTH DATA INSIGHTS ENABLE PERSONALIZED RECOMMENDATIONS, IMPROVED PRICING, SUPERIOR 5 RISK UNDERWRITING, AND CUSTOMIZED MULTI CHANNEL-BASED SERVICES Traditional Channels Online Channels Location Quote / Data Subscription Weak Perception Multi Dimensions Consumer Mileage Attributes Data Comprehensive Customer Insights Low Frequency Sustainable Premiums and Vehicle Deductibles Attributes Incomplete On Time Claims / Insurance Violation Coverages Frequency Bespoke Recommendation Multi Channel-Based Customized Services and Pricing Most Comprehensive Auto Policy and Vehicle Data among Tech Platforms 27

6 VISIONARY MANAGEMENT TEAM WITH IN-DEPTH INDUSTRY EXPERTISE



~20 Years

LEI ZHANG / Founder and CEO

Former Cloud Power CEO, DaTang Wealth VP, Huawei Senior Tech Director



~30 Years

CHENG ZHONG / Co-CEO

Former Qingsong group Co-CEO, Anxin Insurance President, General Manager at PICC BD Division



~20 Years

JIANXIANG ZHOU / CTO

Former Cloud Power CTO, Potevio R&D Director, Tsinghua Tongfang Senior R&D Manager



~15 Years

TING LIN / CSO

Former BlackRock Vice President, Bank of America Merrill Lynch Senior Manager, GEICO Senior Modelling Associate



~15 Years

JIANGWEI TANG / SVP

Former Koolearn Director of Product, iQIYI Senior Product Manager

TMT + FINANCIAL SERVICES + AUTO

28

FINANCIAL OVERVIEW

CHECHE’S BUSINESS MODEL Insurance Transaction Platform REVENUE MODEL ✓ Auto and Non-Auto P&C $454MM ✓ Transaction Fee Revenue OPERATING LEVERAGE $388MM ✓ Scalable Internal Infrastructure ✓ Efficient Referral Partner Model ✓ Cost-Effective Sales and Marketing $252MM SaaS Solutions REVENUE MODEL ✓ Data-Driven Analytics Solutions (Sky Frontier and Digital Surge) ✓ Higher Margin, Recurring Revenue OPERATING LEVERAGE ✓ Proprietary Data Sources ✓ Highly Experienced Insurance-Focused R&D Team 2021A 2022A 2023E Note: Assumes an exchange rate of USD to RMB: 1 to 6.8972, being the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. 2021A and 2022A financials including revenue based on audited financials of the Company. 2023E financials including revenue based on unaudited management’s account of the Company 30

FINANCIAL SUMMARY

GROSS WRITTEN PREMIUMS ($MM) (1)



37% CAGR
1,614
2,405
3,024
2021A
2022A
2023E

REVENUE ($MM)



Auto Insurance
Non-Auto P&C Insurance
SaaS Solutions
Other
34% CAGR
252
388
454
2021A
2022A
2023E

OPERATING EXPENSE AND EBITDA MARGIN ($MM) (2)



Selling and Marketing
General and Administrative
Research and Development
EBITDA Margin
(5.2%)
(1.8%)
(0.1%)
29
33
35
2021A
2022A
2023E

Note: Assumes an exchange rate of USD to RMB: 1 to 6.8972, being the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. 2021A and 2022A financials including revenue based on audited financials of the Company. 2023E financials including revenue based on unaudited management's account of the Company

(1) 100% of gross written premiums comes from auto and non-auto P&C insurance revenue. Gross written premiums based on non-GAAP metric

(2) Operating expense is a non-GAAP financial metric. Adjusted EBITDA is defined in the prospective financial information provided by CCT's management as of January 29, 2023 as net profit (loss) before net financial expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation and certain one-time expenses, which may vary from period-to-period. The prospective financial information does not include the office rental lease capitalization and subsequent amortization in the calculation of the adjusted EBITDA. If these rental lease amortizations were included, the projected adjusted EBITDA may further increase

31

VALUATION BENCHMARKING High Growth Insurance Brokers Financial Marketplaces Insurance Software Providers EV / Revenue (2023E) 13.1x 9.5x 8.0x 7.1x 6.2x 3.3x 3.4x 1.9x 1.6x 0.9x 0.9x EV / Revenue / Growth (2023E) 3.88x 0.86x 0.62x 0.38x 0.33x 0.24x 0.07x 0.05x 0.07x NM NM Note: Multiples for the peers based on FactSet consensus estimates; FactSet data as of 5/30/2023. Growth adjusted multiples based on ’21A – 23E Revenue CAGR. Assumes an exchange rate of USD to RMB: 1 to 6.8972, being the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board and an enterprise value of $841M for Cheche. 2021A and 2022A financials including revenue based on audited financials of the Company. 2023E financials including revenue based on unaudited management’s account of the Company 32

TRANSACTION SUMMARY

KEY HIGHLIGHTS

- $841MM enterprise valuation to market
- Implied pre-money market capitalization of $760MM
  - Implied pro-forma market capitalization of $933MM
- $103MM of cash held on the pro-forma balance sheet
- Cheche shareholders rolling 100% of their equity, will own ~81% of the combined company

SOURCES & USES

Sources	$MM	%
Cheche Rollover Equity	$760	86.6%
Cash in Trust	68	7.7%
PIPE (Target Amount)	50	5.7%
Total Sources	**$878**	**100%**

Uses	$MM	%
Equity to Cheche	$760	86.6%
Cash to Balance Sheet	103	11.7%
Transaction Expenses	15	1.7%
Total Uses	**$878**	**100%**

ILLUSTRATIVE PRO FORMA VALUATION

Pro Forma Capitalization	
PF Share Outstanding (MM)	93.3
Share Price at Merger ($)	$10.00
Pro Forma Equity Value ($MM)	**$933**
(+) Existing Debt ($MM)	$10
(-) Pro Forma Cash ($MM)	($103)
Pro Forma Enterprise Value ($MM)	**$841**

ILLUSTRATIVE POST-TRANSACTION ECONOMIC OWNERSHIP *


7.3%
5.4%
5.9%
81.4%
Cheche Shareholders
SPAC Investors
Sponsor Shares
PIPE Investors

Assumptions:

- 93.3MM pro forma shares outstanding at $10.00 per common share
- Sponsor shares include 0.08MM shares held by independent SPAC directors
- Assumes $10M in net debt on Cheche's balance sheet at closing of the business combination, before the impact of redemptions or additional financing. Net debt assumes an exchange rate of USD to RMB: 1 to 6.8972, being the exchange rate on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board
- PIPE capital of $50MM based on the target for the financing process. The actual amount of the PIPE investment may be less than or greater than this target amount
- Pro forma ownership excludes impact of warrants
- Assumes $68MM of cash in trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual interest earned in the trust. Founder shares may be forfeited to 3rd party investors
- Transaction expenses estimated based on the specified assumptions, expected to be within a range of $10MM – $15MM

* The combined company will adopt a dual-class structure for its share capital. Class B ordinary shares of combined company issuable in the Transaction held by Zhang Lei and an affiliated entity will be entitled to three (3) votes per share on all matters submitted to combined company shareholders for approval. Illustrated post-Transaction voting power based on the assumptions above are expected to be Cheche Shareholders 86.7%, SPAC Investors 5.2%, Sponsor Shares 4.2% and PIPE Investors 3.9%

33

RISK FACTORS The risks presented below are certain of the general risks related the business of Cheche, its subsidiaries and affiliated entities and its industry and the proposed transaction, and are not exhaustive. The list below is qualified in its entirety by disclosure to be contained in future filings by the Company or by third parties (including Prime Impact with respect to Cheche, with the Securities and Exchange Commission (“SEC”). These risks speak only as to the date of this presentation, and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, results of operations or financial condition. You should review the investor presentation and perform your own due diligence prior to making an investment in Cheche, Prim Impact or the combined company (“HoldCo”). Risks Related to Cheche’s Business and Industry • Cheche operates in a highly competitive and rapidly evolving market, which makes it difficult to evaluate Cheche’s prospects. • Cheche’s business is subject to risks related to China’s digital insurance and the automotive industries. • Cheche’s business is subject to complex and evolving laws and regulations, many of which are subject to change and uncertain interpretation, which could result in changes to Cheche’s business practices, reduced revenue and increased compliance costs or otherwise harm its business. Any failure to comply with laws or regulations may subject Cheche to fines, injunctions and other penalties that could harm its business. • Failure to obtain or maintain permits necessary for Cheche’s operations may subject it to regulatory penalties or require it to adjust business model. • Cheche has historically incurred net loss and negative operating cash flows, and may not achieve or maintain profitability in the future. • The effort of Cheche to expand into non-auto insurance market and diversify its revenue may not be successful. • Cheche faces intense competition and it may not be able to compete effectively. • If Cheche fails to enhance and expand its services and products in a manner that responds to its ecosystem participants’ evolving needs, its business may be adversely affected. Cheche’s investments in new services and products may also not be successful. • If Cheche is unable to maintain and expand its local network, it may not be able to grow its business. • If Cheche cannot maintain and enhance its relationships with insurance carriers, its business, results of operations and financial condition could be materially adversely affected. • The fees that Cheche charges for selling insurance products through its platform may fluctuate or decline significantly due to factors beyond its control, which could significantly harm its business, financial condition and results of operations. • Cheche may fail to maintain and grow its relationships with third-party platforms and referral partners and to effectively manage such relationships. • Cheche may not successfully attract prospective consumers. • Cheche depends on a limited number of insurance carriers and insurance intermediaries for a significant portion of its revenue, and a limited number of key referral partners to attract prospective customers. • The lag time between the payment of Cheche’s referral service fees to referral partners and the receipt of its transaction service fees from insurance carriers and other intermediaries may adversely affect its liquidity and cash flows. • Cheche’s SaaS solution services and products may not gain market acceptance, which could materially adversely affect its operating results. • If Cheche does not effectively manage its growth, control its expenses or implement its business strategies, it may be unable to maintain high-quality services or compete effectively. • If Cheche fails to build and maintain its brand, it may not be able to attract enough ecosystem participants to grow its business. • Any negative publicity about its industry, its ecosystem participants or its other business partners may materially adversely affect Cheche’s business and results of operations. • Cheche may acquire other companies or technologies that are complementary to its business, which could divert its management’s attention, dilute its shareholders, disrupt its operations and harm its operating results. • Improper access to, use or disclosure of data could harm Cheche’s reputation and adversely affect its business. • A severe or prolonged downturn in the Chinese or global economy may harm Cheche’s business and operating results. • Cheche has limited ability to protect and defend its intellectual property rights, and unauthorized parties may infringe upon or misappropriate its intellectual property, which could harm its business and competitive position. • Infringement or misappropriation claims by third parties could subject Cheche to significant liabilities and other costs. • Any significant disruption in Cheche’s technology systems, including events beyond its control, could prevent it from offering its services and products or reduce its attractiveness and result in a loss of Cheche’s ecosystem participants. • Cheche’s operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China. • Misconduct or other improper activities by Cheche’s employees, ecosystem participants and other third parties could harm its business and reputation. • Cheche’s business depends on the continued efforts of its senior management. If one or more members of its senior management were unable or unwilling to serve in their present positions, Cheche’s business may be severely disrupted. 34

RISK FACTORS (CONT’D) • Intense competition for employees and increases in labor costs in the PRC may adversely affect Cheche’s business and results of operations. • Cheche’s business fluctuates seasonally. • Cheche’s leased property interests may be defective and its rights to the leased properties affected by such defects may be challenged, which could significantly disrupt its operations. • Cheche’s risk management systems may not assess or mitigate all risks to which it is exposed. • Cheche may be subject to legal proceedings in the ordinary course of its business. Litigation could distract management, increase its expenses or subject it to material money damages and other remedies. • Cheche may not have sufficient insurance coverage. • Cheche faces risks related to natural disasters, health epidemics, including the ongoing COVID-19 outbreak, natural disasters and other events that could significantly disrupt its operations. • The COVID-19 pandemic could adversely affect Cheche’s business, operating results and financial condition. • Any failure by Cheche or third parties with which it collaborates to comply with anti-money laundering and anti-terrorist financing laws and regulations could damage its reputation, expose it to significant penalties, and decrease its revenues and profitability. • Cheche has granted, and the combined company will grant, options and other types of awards under its share incentive plan, which may result in increased share-based compensation expenses. Risks Related to Cheche’s Corporate Structure • If the PRC government determines that the contractual arrangements in relation to the variety interest entity (“VIE”) do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, Cheche, its subsidiaries and the VIE could be subject to severe penalties or be forced to relinquish their interests in those operations. • Contractual arrangements with the VIE may result in adverse tax consequences to Cheche, its subsidiaries or the VIE. • Cheche and its subsidiaries rely on contractual arrangements with the VIE and the VIE’s shareholders to operate their business, which may not be as effective as direct ownership in providing operational control. • Any failure by the VIE or its shareholders to perform their obligations under their contractual arrangements with the wholly-owned subsidiary of Cheche (“WFOE”) would materially adversely affect Cheche and its subsidiaries’ business, financial condition and results of operations. • The shareholders of the VIE may have potential conflicts of interest with Cheche, its subsidiaries and the VIE, which may materially adversely affect Cheche and its subsidiaries’ business and financial condition. • Cheche may rely principally on dividends and other distributions on equity paid by the PRC subsidiaries to fund its cash and financing requirements, and any limitation on the ability of the PRC subsidiaries to pay dividends to Cheche could adversely affect Cheche’s ability to conduct its business. • Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact Cheche and its subsidiaries’ corporate structure and operations. • The bankruptcy or liquidation of the VIE could materially adversely affect Cheche and its subsidiaries’ business, their ability to generate revenue and, following the consummation of the Transaction, the market price of HoldCo’s securities. • If the custodians or authorized users of Cheche’s controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, Cheche’s business may be materially adversely affected. • PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent Cheche and HoldCo following the consummation of the Business Combination from using proceeds from offshore fund-raising activities, to make loans or additional capital contributions to the PRC subsidiaries, which could materially adversely affect Cheche’s and HoldCo’s liquidity and Cheche’s ability to fund and expand its business. Risks Related to Doing Business in China • The Chinese government exerts substantial influence over the manner in which Cheche must conduct its business activities and may intervene or influence its operations at any time, which could materially adversely affect the operations and the value of HoldCo’s securities following the consummation of the Business Combination. • If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, HoldCo’s securities may decline in value or become worthless. • Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect Cheche’s business. • Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect Cheche’s business. • Although Cheche believes that except for the CAC’s cybersecurity review approval, no other PRC government approval is required for the Business Combination, PRC government authorities could reach a different conclusion. In addition, similar rules could restrict or require additional approvals for the Business Combination or future offering by HoldCo, or for maintaining HoldCo’s status as a publicly listed company outside China. • Cheche may be liable for improper use or appropriation of personal information provided by its customers. • PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or the PRC subsidiaries to liability or penalties, limit Cheche’s ability to inject capital into the PRC Subsidiaries or limit the PRC Subsidiaries’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Cheche. • Failure to comply with the registration requirements for employee stock ownership plans or share option plans may subject Cheche, HoldCo and their PRC equity incentive plan participants to fines and other legal or administrative sanctions. 35

RISK FACTORS (CONT’D) • Cheche and HoldCo following the consummation of the Business Combination may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and may therefore be subject to PRC income tax. • Dividends payable to foreign investors and gains on the sale of HoldCo’s securities by foreign investors may become subject to PRC tax law. • Cheche’s and following the consummation of the Business Combination, HoldCo’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. • Governmental control of currency conversion may limit the ability of Cheche and following the consummation of the Business Combination, HoldCo, their subsidiaries and the VIE to utilize their net revenues effectively and their ability to transfer cash among the group, across borders, and to investors and affect the value of your investment. • Fluctuations in the value of the Renminbi may materially adversely affect your investment. • The audit report of Cheche was prepared by an auditor who is not currently inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection. • Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including Cheche’s independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act. • The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect Cheche’s business and results of operations. Failure to make adequate contributions to employee benefit plans as required by PRC regulations may subject Cheche to penalties. • There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC. Risks Related to Prime Impact • Prime Impact’s directors and officers have agreed to vote in favor of the Transaction, regardless of how Prime Impact’s public shareholders vote. • Prime Impact’s initial shareholders hold a significant number of Class B ordinary shares and its sponsor holds a significant number of warrants. They will lose their entire investment in Prime Impact if Prime Impact does not complete an initial Transaction. • Prime Impact will incur significant transaction costs in connection with the Transaction. • The consummation of the Transaction is subject to a number of conditions and if those conditions are not satisfied or waived, the business combination agreement may be terminated in accordance with its terms and the Transaction may not be completed. • Prime Impact may waive one or more of the conditions to the Transaction. • The exercise of discretion by Prime Impact’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the business combination agreement may result in a conflict of interest when determining whether such changes to the terms of the business combination agreement or waivers of conditions are appropriate and in the best interests of Prime Impact’s shareholders. • If Prime Impact is unable to complete an initial business combination during the deadline required under its organizational documents, its public shareholders may receive only approximately $10.20 per share on the liquidation of the Trust Account (or less than $10.20 per share in certain circumstances where a third party brings a claim against Prime Impact that its sponsor is unable to indemnify), and the warrants will expire worthless. • If third parties bring claims against Prime Impact, the proceeds held in the trust account could be reduced and the per share redemption amount received by Prime Impact’s shareholders may be less than $10.20 per share. • Prime Impact’s directors may decide not to enforce the indemnification obligations of its sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to Prime Impact’s public shareholders. • Prime Impact may not have sufficient funds to satisfy indemnification claims of its directors and officers. • If, after Prime Impact distributes the proceeds in the trust account to Prime Impact’s public shareholders, Prime Impact files a bankruptcy petition or an involuntary bankruptcy petition is filed against Prime Impact that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of Prime Impact’s board of directors may be viewed as having breached their fiduciary duties to Prime Impact’s creditors, thereby exposing the members of Prime Impact’s board of directors and Prime Impact to claims of punitive damages. • If, before distributing the proceeds in the trust account to Prime Impact’s public shareholders, Prime Impact files a bankruptcy petition or an involuntary bankruptcy petition is filed against Prime Impact that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Prime Impact’s shareholders and the per-share amount that would otherwise be received by Prime Impact’s shareholders in connection with Prime Impact’s liquidation may be reduced. • Even if Prime Impact consummates the Transaction, there is no guarantee that Prime Impact’s public warrants will be in the money at the time they become exercisable, and they may expire worthless. • Prime Impact may amend the terms of its public warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of Prime Impact’s public warrants could be increased, the exercise period could be shortened and the number of Prime Impact Class A ordinary shares purchasable upon exercise of a public warrant could be decreased, all without a holder’s approval. • Prime Impact may redeem unexpired Prime Impact warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless. • Because certain of the Prime Impact Class A ordinary shares and public warrants currently trade as Prime Impact units consisting of one Prime Impact Class A ordinary share and one-third of one warrant, the Prime Impact units may be worth less than units of other blank check companies. • Prime Impact cannot assure you that its diligence review has identified all material risks associated with the Transaction, and you may be less protected as an investor from any material issues with respect to HoldCo’s business, including any material omissions or misstatements contained in the registration statement or proxy statement/prospectus relating to the Transaction than an investor in an initial public offering. • A significant portion of Prime Impact’s total outstanding shares may not be immediately resold but may be sold into the market in the near future. This could cause the market price of the Prime Impact Class A ordinary shares to drop significantly, even if Prime Impact’s business is doing well. 36

RISK FACTORS (CONT’D) • If the Transaction’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of Prime Impact’s securities may decline. • Prime Impact’s sponsor or its directors, officers, advisors or any of their respective affiliates may elect to purchase Prime Impact’s public shares from public shareholders, which may influence the vote on the proposals to approve the Transaction and reduce the public “float” of the Prime Impact Class A ordinary shares. • Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect Prime Impact’s business, investments, and results of operations. • The Prime Impact warrants and Prime Impact founder shares may have an adverse effect on the market price of the Prime Impact Class A ordinary shares and make it more difficult to effectuate the Transaction. • Prime Impact does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Prime Impact to complete the Transaction even if a substantial majority of Prime Impact’s shareholders do not agree. • Deferred underwriting fees in connection with the IPO and payable at the consummation of the Transaction will not be adjusted to account for redemptions by its public shareholders; if public shareholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase. • Prime Impact’s shareholders will have a reduced ownership after the Transaction and will exercise less influence over the combined company’s management. • The market price of the combined company’s ordinary shares after the Transaction may be affected by factors different from those currently affecting the price of the Prime Impact Class A ordinary shares. • The Transaction may be materially adversely affected by the COVID-19 pandemic. • The Prime Impact warrants are accounted for as liabilities and the changes in value of the Prime Impact warrants could have a material effect on Prime Impact’s financial results. • U.S. Holders may recognize gain for U.S. federal income tax purposes as a result of the Transaction. • The proposed organizational documents of the combined company contain certain provisions, including anti- takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable. • Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with such redemption requirements, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account. • If a public shareholder fails to receive notice of our offer to redeem public shares in connection with the Transaction, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. • If a public shareholder or a “group” of shareholders of which a public shareholder is a part are deemed to hold an aggregate of more than 20% of the public shares, the public shareholder (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of the public shares. • There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position. • If the public shareholders do not approve a proposal to permit adjournment of the extraordinary general meeting at which approval of the Transaction is considered in order to permit the solicitation of addition votes, and an insufficient number of votes have been obtained to authorize the consummation of the Transaction, Prime Impact’s board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Transaction will not be approved, and, therefore, the Transaction may not be consummated. • If Prime Impact is not able to complete the Transaction with Cheche by the deadline contained in its constituent documents, nor able to complete another Transaction by such date, in each case, as such date may be further extended pursuant to such constituent documents, Prime Impact would cease all operations except for the purpose of winding up and would redeem the Prime Impact Class A ordinary shares and liquidate the trust account, in which case public shareholders may only receive approximately $10.20 per share and the warrants will expire worthless. • Public shareholders will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate their investment, therefore, public shareholders may be forced to sell their public shares or public warrants, potentially at a loss. • If Prime Impact’s funds not being held in the trust account are insufficient to allow Prime Impact to operate until the closing of the Transaction, Prime Impact may be unable to complete the Transaction. Risks Related to HoldCo’s Securities • The price of HoldCo’s securities may be volatile, and the value of its securities may decline. • The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an IPO and may create risks for HoldCo’s unaffiliated investors. • Trading in HoldCo’s securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA or the Accelerating Holding Foreign Companies Accountable Act if the SEC subsequently determines HoldCo’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges may determine to delist HoldCo’s securities, and the securities may be prohibited from being traded over-the-counter. • Outstanding Prime Impact Warrants will be assumed by HoldCo and converted into corresponding warrants to purchase HoldCo’s securities, which will increase the number of shares eligible for future resale in the public market and result in dilution to HoldCo’s shareholders. • The warrant agreement relating to the Assumed Public Warrants will provide that HoldCo agrees that any action, proceeding or claim against it arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that HoldCo irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit Assumed Public Warrant Holders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the A&R Warrant Agreement. 37

RISK FACTORS (CONT’D) • HoldCo may redeem your unexpired public Assumed Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Assumed Public Warrants worthless. • A market for HoldCo’s securities may not develop or be sustained, which would adversely affect the liquidity and price of HoldCo’s securities. • Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China could increase HoldCo’s compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate HoldCo’s future securities offerings, resulting in difficulties in HoldCo’s capital-raising. • If HoldCo does not meet the expectations of equity research analysts, if they do not publish research reports about HoldCo’s business or if they issue unfavorable commentary or downgrade HoldCo’s securities, the price of HoldCo’s securities could decline. • If after the completion of the Business Combination, HoldCo fails to implement and maintain effective internal controls to remediate its material weaknesses over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the market price of HoldCo’s securities may be materially adversely affected. • HoldCo’s principal shareholders, including founder of Cheche, Mr. Lei Zhang, have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for HoldCo’s securities and materially reduce the value of your investment. • The issuance of additional share capital in connection with financings, acquisitions, investments, HoldCo’s equity incentive plans or otherwise will dilute all other shareholders. • HoldCo does not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of HoldCo’s securities. • HoldCo is an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make HoldCo’s securities less attractive to investors. • HoldCo will be a foreign private issuer, and as a result, it will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. • As a company incorporated in the Cayman Islands, HoldCo is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if HoldCo complied fully with the Nasdaq Stock Market corporate governance listing standards. • HoldCo will be a “controlled company” under the rules of Nasdaq Stock Market following the consummation of the Business Combination and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. • HoldCo will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices. • If HoldCo is characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences. 38

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